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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003.


                              BRASCAN CORPORATION
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                 (Translation of Registrant's Name Into English)


  Suite 4400, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
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                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F               Form 40-F   X
                               -----                   -----

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                        Yes                      No   X
                            -----                   -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.


                          ___________________________


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                           INCORPORATION BY REFERENCE

         This Form 6-K and the exhibits hereto are hereby incorporated by reference as exhibits to Brascan Corporation's registration statement on Form F-9 (File No. 333-103296).

                                    EXHIBITS


Exhibit        Description
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 99.1          Fifth Supplemental Indenture, dated as of March 4, 2003, between
               Brascan Corporation and Computershare Trust Company of Canada.

 99.2 Sixth Supplemental Indenture, dated as of March 4, 2003, between Brascan Corporation and Computershare Trust Company of Canada.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BRASCAN CORPORATION


Date: March 5, 2003                     By: /s/ Brian D. Lawson
                                            ------------------------------------
                                            Name:  Brian D. Lawson
                                            Title: Executive Vice-President and
                                                   Chief Financial Officer